UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM U-12(I)-B (ANNUAL STATEMENT) Calendar Year 2004

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON
REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF
AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
 (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate.)

1.	Name and business address of person filing statement.
Donald C. Hintz 639 Loyola Ave. New Orleans, LA 70161
2.	Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.
None

3.	Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.
Refer to companies listed in Item 4
4.

Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

Entergy Charitable Foundation President
Entergy Gulf States, Inc. Director
Entergy Louisiana, Inc. Director
Entergy Mississippi, Inc. Director
Entergy New Orleans, Inc. Director
Entergy Nuclear Generation Company Director
Entergy Nuclear Holding Company Director
Entergy Nuclear Holding Company #3 Director
Entergy Nuclear Investment Company Director
Entergy Nuclear New York Investment Company I Director
Entergy Nuclear New York Investment Company II Director
Entergy Nuclear PFS Company Director
Entergy Nuclear Potomac Company Director
Entergy Nuclear Vermont Investment Company Director
Entergy Nuclear, Inc. Director
Entergy Operations Services, Inc. Director
Entergy Operations Services, Inc. Acting President
Entergy Operations, Inc. Director
ENTERGY POWER GENERATION CORPORATION Director
Entergy Retail Holding Company Director
Entergy Retail Texas, Inc. Director
Entergy Services, Inc. Director
Entergy Services, Inc. Chairman of the Board
Entergy Services, Inc. President
EP EDEGEL, INC. Director
EWO WIND, LLC President
GSG&T, Inc. Director
Entergy Select LLC Management Committee Member
Entergy Nuclear Vermont Yankee, LLC Management Committee Member
Entergy Nuclear Indian Point 3, LLC Management Committee Member
Entergy Nuclear Indian Point 2, LLC Management Committee Member
Entergy Nuclear Environmental Services, LLC Management Committee Member
Entergy Indian Point Peaking Facility, LLC Management Committee Member
Entergy Arkansas, Inc. Director
ENTERGY ENTERPRISES, INC. Director
EWO WIND, LLC Manager
Entergy Corporation President
EK Holding I, LLC Management Committee Member
EK Holding II, LLC Management Committee Member
EK Holding III, LLC Management Committee Member
Entergy Nuclear FitzPatrick, LLC Management Committee Member
Entergy Holdings, LLC Management Committee Member
Entergy Nuclear Nebraska, LLC Management Committee Member
System Energy Resources, Inc. Director
System Fuels, Inc. Director
TLG Services, Inc. Director

My duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy Regulatory Commission and members, officers and employees of such Commissions.

The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered

5(a)

Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

Salary or other compensation
Name of Recipient	During Prior Year (a)	To be received (b)	Person or company from whom received or to be received
D. C. Hintz	$20,081	$6,693	Entergy Services, Inc.

5(b)	Basis for compensation if other than salary.

6.

(To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

	(a) Total amount of routine expenses charged to client:	$2,628
	(b) Itemized list of all other expenses:	No other expenses

In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as a combined renewal of the advance statement filed by the undersigned January 2003 and as a supplemental statement to such advance statement.

(Signed) /s/ Donald C. Hintz	Dated: January 30, 2004